Exhibit 99.4

Unofficial Translation

CONFIDENTIAL

November 19, 2015

Mr. Pasquale di Lillo

Vice President, Chief Financial and Administrative Officer

Birks Group Inc.

1240 Square-Phillips

Montreal (Quebec) H3B 3H4

RE:	Amendments 50223 and 50224

Files D121090, D136156 and D139734

Company E021661

Sir,

We make reference to:

•	the loan offer in the amount of ten million dollars ($10,000,000) (“Loan D121090”), issued by Investissement Québec (“IQ”) on February 20, 2009 and accepted on the same day by Birks Group Inc. (formerly known as Birks & Mayors Inc.) (the “Company”), as further modified, where applicable (“Offer D121090”);

•	the loan offer in the amount of five million dollars ($5,000,000) (“Loan D136156”), issued by IQ on August 30, 2013 and accepted on September 12, 2013 by the Company, as further modified, where applicable (“Offer D136156”);

•	the loan offer in the amount of two million dollars ($2,000,000) (“Loan D139734”), issued by IQ on July 25, 2014 and accepted on the same day by the Company, as further modified, where applicable (“Offer D139734”);

(Loan D121090, Loan D136156 and Loan D139734 are collectively referred to herein as “Loans”; and Offer D121090, Offer D136156 and Offer D139734 are collectively referred to herein as “Offers”).

•	the amendment letter issued by IQ on August 19, 2015 and accepted on September 17, 2015 by the Company (the “Amendment”).

413, rue St-Jacques, bureau 500, Montreal (Québec) H2Y 1N9 CANADA

514 873-4375    1 866-870-0437  Fax: 514 873-1212

www.investquebec.com

Company Number: E021661 Control Numbers: 50223 and 50224	Page 2 of 3

We would like to inform you that IQ agrees to modify the repayment schedule of the Loans as follows:

Offer D121090

As of November 1st, 2015, the Company will reimburse the outstanding principal balance of Loan D121090 in nineteen (19) consecutive monthly installments payable on the last day of each month as of November 30, 2015, as follows:

•	twelve (12) payments of one hundred and four thousand one hundred and sixty-six dollars and sixty-seven cents ($104,166.67), followed by;

•	six (6) payments of three hundred and twelve thousand five hundred dollars ($312,500), followed by;

•	a final payment of four hundred and sixteen thousand six hundred and sixty-six dollars and seventy-three cents ($416,666.73).

Offer D136156

As of November 1st, 2015, the Company will reimburse the outstanding principal balance of Loan D136156 in forty-seven (47) consecutive monthly installments payable on the last day of each month as of November 30, 2015, as follows:

•	twelve (12) payments of forty-one thousand six hundred and sixty-six dollars and fifty cents ($41,666.50), followed by;

•	twelve (12) payments of one hundred and twenty-four thousand nine hundred and ninety-nine dollars and fifty cents ($124,999.50), followed by;

•	twenty-two (22) payments of eighty-three thousand three hundred and thirty-three dollars ($83,333), followed by;

•	a final payment of eighty-three thousand three hundred and fifty-three dollars ($83,353).

Offer D139734

As of November 1st, 2015, the Company will reimburse the outstanding principal balance of Loan D139734 in forty-six (46) consecutive, monthly installments payable on the last day of each month as of November 30, 2015, as follows:

•	twelve (12) payments of twenty thousand seven hundred and fifty dollars ($20,750), followed by;

•	twelve (12) payments of sixty-two thousand two hundred and fifty dollars ($62,250), followed by;

•	twenty-one (21) payments of forty-one thousand five hundred dollars ($41,500), followed by;

•	a final payment of forty-nine thousand five hundred dollars ($49,500).

Company Number: E021661 Control Numbers: 50223 and 50224	Page 3 of 3

It is agreed that all other terms and conditions of the Offers and the Amendment remain unchanged.

Trusting all is in order, please indicate your acceptance of the terms of this letter by returning a signed copy of to us as soon as possible.

Best regards,

/s/ Marc Di Maria	/s/ Alejandro Morales

Marc Di Maria	Alejandro Morales
Portfolio Manager	Special Loans Manager
Special Loans Management

ACCEPTANCE OF THE COMPANY

After having read the amendments appearing herein, we accept them.

BIRKS GROUP INC.

By:	/s/ Pasquale Di Lillo	Date:	November 19, 2015
Signature

Pasquale Di Lillo
Name of the signatory in print